SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________________

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 20)1

MARVEL ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57383T103

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 20, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57383T103	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isaac Perlmutter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 29,195,662
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 29,195,662
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,195,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.3%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 57383T103	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Object Trading Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,622,680
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,622,680
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,622,680
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.3%
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 57383T103	13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isaac Perlmutter Trust 01/28/1993
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 26,564,412
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 26,564,412
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,564,412
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.4%
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 57383T103	13D	Page 5 of 6 Pages

This Amendment No. 20 to Schedule 13D is being filed on behalf of Isaac Perlmutter, Object Trading Corp., a Florida corporation (“Object Trading”) and the Isaac Perlmutter Trust 01/28/1993 (the “Trust”) to amend and supplement the original Schedule 13D and all Amendments thereto, which were filed with the Securities and Exchange Commission on behalf of (1) Zib, Inc., a Florida corporation that is a successor in interest to a now-dissolved Delaware corporation of the same name (“Zib”); (2) the Trust; (3) Object Trading; (4) the Laura & Isaac Perlmutter Foundation Inc.; (5) Isaac Perlmutter; (6) Biobright Corporation; (7) Classic Heroes, Inc.; and (8) Tangible Media, Inc., with respect to the ownership of common stock of Marvel Entertainment, Inc. (“Marvel”). Mr. Perlmutter, Object Trading and the Trust are together referred to in this Statement as the “Reporting Persons.” This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 1.	Security of Issuer.
Unchanged.
Item 2.	Identity and Background.
Unchanged.
Item 3.	Source and Amount of Funds or Other Consideration.
Unchanged.
Item 4.	Purpose of Transaction.
Unchanged.
Item 5.	Interest in Securities of the Issuer.

Unchanged, except as to the percentages set forth in Item 13 of the cover pages hereto, which are as of May 20, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of Issuer.

On May 20, 2007, Marvel authorized a $200 million Common Stock repurchase program (the “Program”). In connection with this authorization, Marvel and Mr. Perlmutter entered into a Share Disposition Agreement (the “Agreement”) under which Mr. Perlmutter has agreed not to sell any of his shares of Common Stock while the Program is in effect. A copy of the Agreement is attached hereto as Exhibit A.

CUSIP No. 57383T103	13D	Page 6 of 6 Pages

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following:
Exhibit	Description
A	Share Disposition Agreement, dated as of May 20, 2007 by and between Isaac Perlmutter and Marvel Entertainment, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2007	/s/ Benjamin Dean, attorney-in-fact for Isaac Perlmutter

Isaac Perlmutter

Dated: May 31, 2007	OBJECT TRADING CORP.

By: /s/ Benjamin Dean

Name: Benjamin Dean

Title: attorney-in-fact for Object Trading Corp.

Dated: May 31, 2007	ISAAC PERLMUTTER TRUST 01/28/1993

By: /s/ Benjamin Dean
Name: Benjamin Dean

Title: attorney-in-fact for Isaac Perlmutter Trust
1/28/1993

SCHEDULE I

EXECUTIVE OFFICERS, TRUSTEES AND DIRECTORS

The name and present principal occupation or employment of each of the executive officers and directors of Object Trading and each Trustee of the Trust are set forth below.

Object Trading Corp.

Name and Positions Held	Present Principal Occupation or Employment	Business Address	Marvel Ownership

Isaac Perlmutter President and sole Director	Chief Executive Officer of Marvel	P.O. Box 1028 Lake Worth, FL 33460	29,195,662

Isaac Perlmutter Trust 01/28/1993

Name and Positions Held	Present Principal Occupation or Employment	Business Address	Marvel Ownership

Isaac Perlmutter Trustee	Chief Executive Officer of Marvel	P.O. Box 1028 Lake Worth, FL 33460	29,195,662

Laura Perlmutter Trustee	Investor	P.O. Box 1028 Lake Worth, FL 33460	0

Exhibit A

SHARE DISPOSITION AGREEMENT

SHARE DISPOSITION AGREEMENT (the “Agreement”), dated as of May 20, 2007, by and between Marvel Entertainment, Inc., a Delaware corporation (the “Company”), and Isaac Perlmutter (the “Stockholder”).

RECITALS

WHEREAS, the Stockholder owns beneficially shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) and options to purchase shares of Common Stock;

WHEREAS, on May 20, 2007, the Board of Directors of the Company (the “Board of Directors”) authorized a stock repurchase program pursuant to which the Company may purchase up to $200 million of the Common Stock in the open market or through privately negotiated transactions (the “May 2007 Program”);

WHEREAS, the Board of Directors has provided that the May 2007 Program shall remain in effect until the earlier of: (i) its cancellation by the Board of Directors; or (ii) the Company completing the purchase of $200 million of the Common Stock under the May 2007 Program; or (iii) December 31, 2007 (the “Stock Repurchase Period”); and

WHEREAS, the Company and the Stockholder are entering into this Agreement to provide for certain rights and obligations in connection with the shares and options owned by the Stockholder, upon the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual premises and covenants contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I.

Section 1.01      RESTRAINT ON ALIENATION. The Stockholder agrees that, during the period beginning from the date hereof and continuing to the earlier of (a) the end of the Stock Repurchase Period, or (b) the date the Stockholder is neither an employee nor a director of the Company, or (c) a “Change of Control”, the Stockholder will not offer, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly by the Stockholder (including holding as a custodian) or with respect to which the Stockholder has beneficial ownership within the rules and regulations of the SEC (collectively, the “Stockholder’s Stock”). For the avoidance of doubt, the restriction contained in the previous sentence shall not restrict, in any way, the Stockholder’s ability to exercise any options or warrants held by or granted to the Stockholder during the Stock Repurchase Period provided that the Stockholder retains beneficial ownership of the Common Stock or restricted Common Stock underlying such options or warrants during the Stock Repurchase Period. For purpose of this Agreement, a Change of Control shall mean a transaction whereby (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), is or becomes the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities entitled to vote in the election of directors of the Company, (ii) the Company is a party to any merger, consolidation or similar transaction as a result of which the stockholders of the Company immediately prior to such transaction beneficially own securities of the surviving entity representing less than fifty percent (50%) of the combined voting power of the surviving entity’s outstanding securities entitled to vote in the election of directors of the surviving entity or (iii) all or substantially all of the assets of the Company are acquired by a third party.

Section 1.02      RESTRICTIONS ON HEDGING OR OTHER TRANSACTIONS. The foregoing restriction is expressly agreed to preclude the Stockholder from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Stockholder’s Stock even if such Shares would be disposed of by someone other than the Stockholder. Such prohibited hedging or other transactions would include without limitation any short sale or any sale or grant of any right (including without limitation any put or call option) with respect to any of the Stockholder’s Stock or with respect to any security that includes, relates to, or derives any significant part of its value from such Stockholder’s Stock.

Section 1.03      ALLOWABLE TRANSFERS. Notwithstanding the foregoing, the Stockholder may transfer the Stockholder’s Stock (i) as a bona fide gift or gifts, provided that the donee or donees thereof receiving in excess of 1,000 shares of the Stockholder’s Stock agree to be bound in writing by the restrictions set forth herein, (ii) to any trust, limited partnership or similar vehicle for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or to any corporation which is wholly-owned by such a trust, limited partnership or similar vehicle, provided that the trustee of the trust, the general partner of the limited partnership or the person holding the similar position in another vehicle agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (iii) among any entities described in clause (ii) provided that any such transfer shall not involve a disposition for value. For purposes of this Agreement, any transfer by the Stockholder of the Stockholder’s Stock pursuant to clause (ii) above in consideration for an ownership interest in such limited partnership, trust or similar vehicle shall be deemed to not involve a disposition for value. In addition, for purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

ARTICLE II.

Section 2.01      DISPOSITION OF COMMON STOCK. Nothing contained herein shall in any way supersede, replace, diminish, or nullify any other restrictions or obligations promulgated by the Securities Act of 1933, as amended, or otherwise binding on the Stockholder with respect to disposition of the Stockholder’s Stock.

Section 2.02      ENTIRE AGREEMENT. This Agreement represents the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes any and all prior oral and written agreements, arrangements and understandings among the parties hereto with respect to such subject matter, and can be amended, supplemented or changed, and any provision hereof can be waived, only by a written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought.

Section 2.03      SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon the parties hereto and their respective successors and assigns, including any person to whom the Stockholder may assign Stockholder’s rights and obligations and shall inure to the benefit of the parties hereto and, their respective successors and assigns.

Section 2.04      PARAGRAPH HEADINGS. The paragraph headings contained in this Agreement are for general reference purposes only and shall not affect in any manner the meaning or interpretation of the terms or other provisions of this Agreement.

Section 2.05      APPLICABLE LAW. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York without regard to the conflicts of law principles of such state.

Section 2.06      SEVERABILITY. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

Section 2.07      NO WAIVER. The failure of any party at any time or times to require performance of any provision hereof shall not affect the right at a later time to enforce the same. No waiver by any party of any condition, and no breach of any provision, term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be construed as a further or continuing waiver of any such condition or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

Section 2.08      COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same original instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement, as of the day and year first above written.

COMPANY:

MARVEL ENTERTAINMENT, INC.

By: /s/ John Turitzin
Name:	John Turitzin
Title:	Executive Vice President, Office of
the Chief Executive

STOCKHOLDER:

/s/ Isaac Perlmutter
Isaac Perlmutter